UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

The text under the headings “Second Quarter 2020 Financial Results on US GAAP basis”, “Second Quarter 2020 Financial Results on Non-US GAAP Basis”, the accompanying consolidated financial statements and “Forward Looking Statements” of the press release attached to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163) and Form F-3 (File No. 333-229486, 333-228054 and 333-238731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 28, 2020, CollPlant Biotechnologies Ltd. (the “Company”) issued a press release entitled “CollPlant Biotechnologies Reports Second Quarter (Q2) 2020 Financial Results”. In addition, on the same day, the Company issued condensed consolidated interim financial statements (unaudited) as of June 30, 2020 together with the Company’s Operating and Financial Review and Prospects for the same period.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Press Release, dated August 28, 2020.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) as of June 30, 2020.

99.3	Operating and Financial Review and Prospects as of June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: August 28, 2020	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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